                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                            Biocircuits Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  09058W 10 1
                                (CUSIP Number)

                 Kimberley A. Rummelsburg, Venrock Associates,
     56th Floor, 30 Rockefeller Plaza, New York, NY 10112, (212)649-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               October 22, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 2 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Venrock Associates
     I.R.S. # 13-6300995

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York, U.S.A.

                         7.   SOLE VOTING POWER

                              None
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY
                              152,415 shares (758,235 shares upon conversion of
 OWNED BY EACH                preferred stock and 860,765 shares upon exercise
                              of warrants and conversion of preferred stock)
REPORTING PERSON
                         9.   SOLE DISPOSITIVE POWER
     WITH
                              None

                         10.  SHARED DISPOSITIVE POWER

                              152,415 shares (758,235 shares upon conversion of preferred stock and 860,765 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     152,415 shares (758,235 shares upon conversion of preferred stock and 860,765 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (9.5% upon conversion of preferred stock and 10.6% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 3 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Venrock Associates II, L.P.
     I.R.S. # 13-3844754

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York, U.S.A.

                         7.   SOLE VOTING POWER

                              None
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY
                              142,335 shares upon conversion of preferred stock
 OWNED BY EACH                (188,305 shares upon exercise of warrants and
                              conversion of preferred stock)
REPORTING PERSON
                         9.   SOLE DISPOSITIVE POWER
     WITH
                              None

                         10.  SHARED DISPOSITIVE POWER

                              142,335 shares upon conversion of preferred stock (188,305 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     142,335 shares upon conversion of preferred stock (188,305 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% upon conversion of preferred stock (2.5% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 4 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter O. Crisp
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                         7.   SOLE VOTING POWER

                              6,094 shares
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY
                              152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH                preferred stock and 1,049,070 shares upon exercise
                              of warrants and conversion of preferred stock)
REPORTING PERSON
                         9.   SOLE DISPOSITIVE POWER
     WITH
                              6,094 shares

                         10.  SHARED DISPOSITIVE POWER

                              152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     158,509 shares (906,664 shares upon conversion of preferred stock and 1,055,164 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (11.1% upon conversion of preferred stock and 12.7% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 5 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anthony B. Evnin
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                         7.   SOLE VOTING POWER

                              4,952 shares
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY
                              152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH                preferred stock and 1,049,070 shares upon exercise
                              of warrants and conversion of preferred stock)
REPORTING PERSON
                         9.   SOLE DISPOSITIVE POWER
     WITH
                              4,952 shares

                         10.  SHARED DISPOSITIVE POWER

                              152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     157,367 shares (905,522 shares upon conversion of preferred stock and 1,054,022 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (11.1% upon conversion of preferred stock and 12.7% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 6 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David R. Hathaway
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                         7.   SOLE VOTING POWER

                              3,962 shares
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY
                              152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH                preferred stock and 1,049,070 shares upon exercise
                              of warrants and conversion of preferred stock)
REPORTING PERSON
                         9.   SOLE DISPOSITIVE POWER
     WITH
                              3,962 shares

                         10.  SHARED DISPOSITIVE POWER

                              152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     156,377 shares (904,532 shares upon conversion of preferred stock and 1,053,032 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (11.1% upon conversion of preferred stock and 12.7% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 7 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patrick F. Latterell
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                       7.   SOLE VOTING POWER

                            1,188 shares (3,688 shares upon exercise of options)
NUMBER OF SHARES
                       8.   SHARED VOTING POWER
 BENEFICIALLY
                            152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH              preferred stock and 1,049,070 shares upon exercise
                            of warrants and conversion of preferred stock)
REPORTING PERSON
                       9.   SOLE DISPOSITIVE POWER
     WITH
                            1,188 shares (3,688 shares upon exercise of options)

                       10.  SHARED DISPOSITIVE POWER

                            152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     153,603 shares (156,103 shares upon exercise of options, 904,258 shares upon conversion of preferred stock and 1,052,758 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (2.1% upon exercise of options, 11.1% upon conversion of preferred stock and 12.7% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 8 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ted H. McCourtney
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                       7.   SOLE VOTING POWER

                            4,965 shares
NUMBER OF SHARES
                       8.   SHARED VOTING POWER
 BENEFICIALLY
                            152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH              preferred stock and 1,049,070 shares upon exercise
                            of warrants and conversion of preferred stock)
REPORTING PERSON
                       9.   SOLE DISPOSITIVE POWER
     WITH
                            4,965 shares

                       10.  SHARED DISPOSITIVE POWER

                            152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     157,380 shares (905,535 shares upon conversion of preferred stock and 1,054,035 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (11.1% upon conversion of preferred stock and 12.7% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 09058W 10 1            SCHEDULE 13D                 Page 9 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ray A. Rothrock
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                       7.   SOLE VOTING POWER

                            250 shares
NUMBER OF SHARES
                       8.   SHARED VOTING POWER
 BENEFICIALLY
                            152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH              preferred stock and 1,049,070 shares upon exercise
                            of warrants and conversion of preferred stock)
REPORTING PERSON
                       9.   SOLE DISPOSITIVE POWER
     WITH
                            250 shares

                       10.  SHARED DISPOSITIVE POWER

                            152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     152,665 shares (900,820 shares upon conversion of preferred stock and 1,049,320 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (11.0% upon conversion of preferred stock and 12.6% on exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 09058W 10 1            SCHEDULE 13D                Page 10 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kimberley A. Rummelsburg
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                       7.   SOLE VOTING POWER

                            None
NUMBER OF SHARES
                       8.   SHARED VOTING POWER
 BENEFICIALLY
                            152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH              preferred stock and 1,049,070 shares upon exercise
                            of warrants and conversion of preferred stock)
REPORTING PERSON
                       9.   SOLE DISPOSITIVE POWER
     WITH
                            None

                       10.  SHARED DISPOSITIVE POWER

                            152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (11.0% upon conversion of preferred stock and 12.6% on exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 09058W 10 1            SCHEDULE 13D                Page 11 of 23 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anthony Sun
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                       7.   SOLE VOTING POWER

                            3,959 shares
NUMBER OF SHARES
                       8.   SHARED VOTING POWER
 BENEFICIALLY
                            152,415 shares (900,570 shares upon conversion of
 OWNED BY EACH              preferred stock and 1,049,070 shares upon exercise
                            of warrants and conversion of preferred stock)
REPORTING PERSON
                       9.   SOLE DISPOSITIVE POWER
     WITH
                            3,959 shares

                       10.  SHARED DISPOSITIVE POWER

                            152,415 shares (900,570 shares upon conversion of preferred stock and 1,049,070 shares upon exercise of warrants and conversion of preferred stock)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     156,374 shares (904,529 shares upon conversion of preferred stock and 1,053,029 shares upon exercise of warrants and conversion of preferred stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1% (11.1% upon conversion of preferred stock and 12.7% upon exercise of warrants and conversion of preferred stock)

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

NOTE: This Amendment No. 4 amends a Statement on Schedule 13D, as amended (the "Statement"), and is being filed due to changes in the percentage of beneficial ownership of Venrock, Venrock II and the General Partners (each, as defined below) in the stock of Biocircuits Corporation, a Delaware corporation (the "Company"), resulting from the issuance by the Company of 1,930,462 shares of Common Stock, par value $.001, of the Company (the "Common Stock"), and warrants to purchase 965,231 shares of Common Stock.

             In addition, in accordance with Rule 101(a)(2)(ii) of Securities & Exchange Commission Regulation S-T, this
Statement restates the initial Schedule 13D and any amendments thereto.

Item 1.      Security and Issuer

             This Statement relates to the Common Stock of Biocircuits Corporation. The principal executive offices of the Company are located at 1324 Chesapeake Terrace, Sunnyvale, California 94089.

Item 2.      Identity and Background

             (a) - (c)  This Statement is filed by Venrock
Associates, a limited partnership organized in the State of New York ("Venrock"), and Venrock II, L.P., a limited partnership organized in the State of New York ("Venrock
II"), and Peter O. Crisp, Anthony B. Evnin, David R.
Hathaway, Patrick F. Latterell, Ted H. McCourtney, Ray A.
Rothrock, Kimberley A. Rummelsburg and Anthony Sun, each of whom is a general partner of both Venrock and Venrock II
(each, a "General Partner"; and together the "General
Partners").

             Venrock's principal business is venture capital investment. Venrock's principal business and office address is Room 5508, 30 Rockefeller Plaza, New York, New York
10102.

             Venrock II's principal business is venture capital investment. Venrock II's principal business and office address is Room 5508, 30 Rockefeller Plaza, New York, New
York  10112.

             (d) - (e)  None.

             (f)  U.S.A.

Item 3.      Source and Amount of Funds or Other Consideration

             On June 19, 1995, Venrock acquired 2,000,000 shares of Series A Convertible Preferred Stock (the

                              Page 12 of 23 Pages

"Preferred Stock") of the Company and warrants to purchase up to 1,207,062 shares of Preferred Stock (the "Original
Warrants") for $1,000,000, which funds were obtained from Venrock's available cash.

             On August 1, 1995, pursuant to a restructuring of Venrock, Original Warrants to purchase up to 373,660 shares of Preferred Stock were transferred to Venrock II.

             On November 22, 1995, the Company notified Venrock and Venrock II that the number of shares of Preferred Stock underlying the Original Warrants had been reduced from 1,207,062 shares of Preferred Stock to 594,000 shares of Preferred Stock (the "Reduction") pursuant to the terms of the Original Warrants. After the Reduction, Venrock held Original Warrants to purchase up to 410,120 shares of Preferred Stock and Venrock II held Original Warrants to purchase up to 183,880 shares of Preferred Stock.

             Venrock acquired 211,641 Class I Warrants (as defined below) and 211,641 Class II Warrants (as defined below) when the Original Warrants were amended and the Reduction was retroactively waived by the Company.

             Venrock II acquired 94,890 Class I Warrants and
94,890 Class II Warrants when the Original Warrants were amended and the Reduction was retroactively waived by the Company.

             Venrock II acquired an additional 189,780 Class I Warrants and 189,780 Class II Warrants in consideration for the automatic exercise provisions thereof and the other covenants and agreements set forth in the Warrant Purchase Agreement, dated January 4, 1996 (the "New Purchase Agreement"), by and among the Company and the purchasers specified therein (together, the "New Purchasers").

             Venrock acquired an additional 423,282 shares of Preferred Stock upon exercise of 211,641 Class I Warrants at a price of $1.46 per share of Preferred Stock and 211,641 Class II Warrants at a price of $1.18 per share of Preferred Stock on March 20, 1996 and March 4, 1996, respectively, which funds were obtained from Venrock's available cash.

             Venrock II acquired an additional 569,340 shares of Preferred Stock upon exercise of 284,670 Class I Warrants at a price of $1.46 per share of Preferred Stock and 284,670 Class II Warrants at a price of $1.18 per share of Preferred Stock on March 20, 1996 and March 4, 1996, respectively, which funds were obtained from Venrock II's available cash.

                              Page 13 of 23 Pages

Item 4.      Purpose of Transaction

             Venrock acquired the Original Warrants to purchase up to 410,120 shares of Preferred Stock (the "Venrock Warrants") and the Preferred Stock as an investment, and holds the Venrock Warrants and the Preferred Stock in the ordinary course of business. Venrock intends to review its position with respect to (i) exercising the Venrock Warrants and (ii) converting its shares of Preferred Stock on a regular basis and as a result thereof, may, at any time or from time to time, subject to the terms and conditions of the Venrock Warrants and the Preferred Stock, exercise the Venrock Warrants to purchase shares of Preferred Stock and/or convert its shares of Preferred Stock into shares of Common Stock.

             Venrock II acquired the Original Warrants to purchase up to 183,880 shares of Preferred Stock (the "Venrock II Warrants") and the Preferred Stock as an investment, and holds the Venrock II Warrants and the Preferred Stock in the ordinary course of business. Venrock II intends to review its position with respect to (i) exercising the Venrock II Warrants and (ii) converting its shares of Preferred Stock on a regular basis and as a result thereof, may, at any time or from time to time, subject to the terms and conditions of the Venrock II Warrants and the Preferred Stock, exercise the Venrock II Warrants to purchase shares of Preferred Stock and/or convert its shares of Preferred Stock into shares of Common Stock.

             The Original Warrants have an exercise price of $.60 per share of Preferred Stock and are exercisable until December 18, 1996. The Preferred Stock and the Original Warrants were purchased on June 19, 1995 pursuant to a Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated May 9, 1995 (the "Purchase Agreement"), by and among the Company and the purchasers specified therein (together, the "Purchasers"). Pursuant to the Purchase Agreement, 17,399,000 shares of the Preferred Stock and warrants to purchase up to 10,500,836 shares of Preferred Stock were sold to the Purchasers. Pursuant to the Reduction, the number of shares of Preferred Stock underlying the Original Warrants was reduced to 5,167,503.

             Certain of the warrants have an exercise price of $1.46 per share of Preferred Stock (the "Class I Warrants").
The Class I Warrants were automatically exercised on March
20, 1996 in accordance with their terms.

             Certain of the warrants have an exercise price equal to 70% of the fair market value per share of Preferred Stock (the "Class II Warrants") and are exercisable until May 31, 1996. Venrock and Venrock II exercised their Class II Warrants on March 4, 1996.

             The Class I Warrants and the Class II Warrants were acquired on January 29, 1996, pursuant to the New

                              Page 14 of 23 Pages

Purchase Agreement and a Warrant Amendment Agreement, dated January 4, 1996 (the "Amendment Agreement"), by and among the Company and the purchasers specified therein (together, the "Amended Purchasers"). Pursuant to the Amendment Agreement, the Company amended the Original Warrants and retroactively waived the Reduction, and issued 1,333,265 Class I Warrants and 1,333,249 Class II Warrants to the Amended Purchasers. Pursuant to the New Purchase Agreement, the Company issued 1,426,502 Class I Warrants and 1,426,496 Class II Warrants to the New Purchasers.

             Each share of Preferred Stock may be converted into .25 shares of Common Stock (subject to adjustment as set forth in the Certificate of Designation) at any time at the election of the holder thereof and will be automatically converted into Common Stock upon the occurrence of certain specified events described in the Company's Certificate of Incorporation, as amended.

             Pursuant to Section 10 of the Purchase Agreement and Section 9.1 of the New Purchase Agreement, the Company has filed Registration Statements on Form S-3 (the "Registration Statements") with the Securities and Exchange Commission (the "Commission") in order to register with the Commission the resale, from time to time, of the Common
Stock into which shares of Preferred Stock are convertible. In addition, the Company is required to prepare and file with the Commission such amendments and supplements to the Registration Statements and the prospectuses used in connection therewith as may be necessary to keep the Registration Statements effective until June 1999.

             Patrick F. Latterell, a General Partner, is currently serving on the Board of Directors of the Company for a three-year term expiring at the Company's 1998 Annual
Meeting.

             Except as set forth above, Venrock and Venrock II have no plans or proposals which relate to or would result in the types of transactions or events set forth in subparagraphs (a) through (j) of this Item 4.

Item 5.      Interest in Securities of the Issuer

             (a) As of the date hereof, Venrock beneficially owns 152,415 shares of Common Stock representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock were exercised in full, Venrock would beneficially own 758,235 shares of Common Stock, representing approximately 9.5% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Venrock would beneficially own 860,765 shares of Common Stock, representing approximately 10.6% of the issued and outstanding shares of Common Stock.

                              Page 15 of 23 Pages

             Venrock II beneficially owns no shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock II were exercised in full, Venrock II would beneficially own 142,335 shares of Common Stock, representing approximately 1.9% of the issued and outstanding shares of Common Stock. In addition, if the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Venrock II would beneficially own 188,305 shares of Common Stock, representing approximately 2.5% of the issued and outstanding shares of Common Stock.

             In addition to the shares of Common Stock listed above, Mr. Crisp beneficially owns 6,094 shares, or an aggregate of 158,509 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Crisp would beneficially own 906,664 shares of Common Stock, representing approximately 11.1% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Mr. Crisp would beneficially own 1,055,164 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock.

             In addition to the shares of Common Stock listed above, Mr. Evnin beneficially owns 4,952 shares, or an aggregate of 157,367 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Evnin would beneficially own 905,522 shares of Common Stock, representing approximately 11.1% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Mr. Evnin would beneficially own 1,054,022 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock.

             In addition to the shares of Common Stock listed above, Mr. Hathaway beneficially owns 3,962 shares, or an aggregate of 156,377 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Hathaway would beneficially own 904,532 shares of Common Stock, representing approximately 11.1% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Mr. Hathaway would beneficially own 1,053,032 shares of

                              Page 16 of 23 Pages

Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock.

             In addition to the shares of Common Stock listed above, Mr. Latterell beneficially owns 1,188 shares, or an aggregate of 153,603 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. If options covering 2,500 shares of Common Stock granted by the Company to Mr. Latterell at the price of $4.00 per share of Common Stock were exercised in full, Mr. Latterell would beneficially own 3,688 shares of Common Stock, or an aggregate of 156,103 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Latterell would beneficially own 904,258 shares of Common Stock, representing approximately 11.1% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Mr. Latterell would beneficially own 1,052,758 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock.

             In addition to the shares of Common Stock listed above, Mr. McCourtney beneficially owns 4,965 shares, or an aggregate of 157,380 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. McCourtney would beneficially own 905,535 shares of Common Stock, representing approximately 11.1% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Mr. McCourtney would beneficially own 1,054,035 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock.

             In addition to the shares of Common Stock listed above, Mr. Rothrock beneficially owns 250 shares, or an aggregate of 152,665 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Rothrock would beneficially own 900,820 shares of Common Stock, representing approximately 11.0% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Mr. Rothrock would beneficially own 1,049,320 shares of Common Stock, representing approximately 12.6% of the issued and outstanding shares of Common Stock.

                              Page 17 of 23 Pages

             Ms. Rummelsburg beneficially owns an aggregate of 152,415 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Ms. Rummelsburg would beneficially own 900,570 shares of Common Stock, representing approximately 11.0% of the issued and outstanding shares of Common Stock.
In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Ms. Rummelsburg would beneficially own 1,049,070 shares of Common Stock, representing approximately 12.6% of the issued and outstanding shares of Common Stock.

             In addition to the shares of Common Stock listed above, Mr. Sun beneficially owns 3,959 shares, or an aggregate of 156,374 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Sun would beneficially own 904,529 shares of Common Stock, representing approximately 11.1% of the issued and outstanding shares of Common Stock. In addition, if the Venrock Warrants and the Venrock II Warrants were exercised in full and the underlying shares of Preferred Stock were converted in full, Mr. Sun would beneficially own 1,053,029 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock.

             (b) Except for the additional shares of Common Stock owned separately by certain of the General Partners listed under subsection (a) above (as to which such General Partner has sole voting and dispositive power), Venrock and the General Partners have shared voting and shared dispositive powers with respect to the shares of Common
Stock (i) owned by Venrock and (ii) issuable to Venrock upon the exercise of the Venrock Warrants in full and upon the conversion of the Preferred Stock in full.

             In addition, Venrock II and the General Partners have shared voting and shared dispositive powers with respect to the shares of Common Stock issuable to Venrock II upon the exercise of the Venrock II Warrants in full and upon the conversion of the Preferred Stock in full.

             For information regarding the voting agreement covering the Preferred Stock, see Item 6.

             (c) Venrock, Venrock II and the General Partners have not effected any transaction in the registered securities of the Company in the past 60 days.

             (d)   No person, other than Venrock and the General
Partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale

                              Page 18 of 23 Pages
of, the shares of Common Stock (i) owned by Venrock and (ii) issuable to Venrock upon the exercise of the Venrock
Warrants in full and upon the conversion of the Preferred
Stock in full.

             No person, other than Venrock II and the General Partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Venrock II upon the exercise of the Venrock II Warrants in full and upon the conversion of the Preferred Stock in full.

             (e)   Not applicable.

Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer

             Venrock acquired (i) the Preferred Stock and the Original Warrants pursuant to the Purchase Agreement and
(ii) the Class I Warrants and the Class II Warrants pursuant to the Amendment Agreement, each of which is described in
Item 4 above. Venrock II acquired the Class I Warrants and the Class II Warrants pursuant to the Amendment Agreement and the New Purchase Agreement, each of which are described in Item 4 above. Copies of the Purchase Agreement, the Amendment Agreement and the New Purchase Agreement filed as Exhibits 2, 4 and 5, respectively, to Amendment No. 2 to this Statement are incorporated herein by reference.

             In connection with the Purchase Agreement and the New Purchase Agreement, the Company and the Purchasers and the New Purchasers entered into a Voting Agreement, dated
May 9, 1995 (the "Voting Agreement").  Pursuant to the
Voting Agreement, so long as Sprout Capital VI, L.P., Sprout Capital VII, L.P. and DLJ Capital Corporation (together, the "Sprout Group") and ML Venture Partners II, L.P. hold in the aggregate 25% of the issued and outstanding shares of the Preferred Stock, the Purchasers agree each time the Company's stockholders meet or act by written consent in lieu of a meeting for the purposes of (i) removing a board member from his or her seat, or (ii) electing a director to fill a vacancy, to vote the Preferred Stock as directed by the Sprout Group. A copy of the Voting Agreement filed as
Exhibit 3 to Amendment No. 2 to this Statement is incorporated herein by reference.

Item 7.      Material to Be Filed as Exhibits

             1. Written Agreement of, dated March 29, 1996, Venrock, Venrock II, Peter O. Crisp, Anthony B. Evnin, David
R. Hathaway, Patrick F. Latterell, Ted H. McCourtney, Ray A. Rothrock, Kimberley A. Rummelsburg and Anthony Sun relating to the filing of this Statement on Schedule 13D and any amendments thereto, as required by Rule 13d-1(f).*

                              Page 19 of 23 Pages

             2.    Series A Convertible Preferred Stock and
Warrant Purchase Agreement, dated May 9, 1995, by and among the Company and the other parties specified therein.*

             3. Voting Agreement, dated May 9, 1995, by and among the Company and the other parties specified therein.*

             4.    Warrant Amendment Agreement, dated January 4,
1996, by and among the Company and the other parties specified therein.*

             5.    Warrant Purchase Agreement, dated January 4,
1996, by and among the Company and the other parties specified therein.*

             6.    Power of Attorney, dated March 29, 1996.*

-----------------
* Previously filed.

                              Page 20 of 23 Pages

Signature

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                 Venrock Associates

November 6, 1996                       By: /s/ Ted H. McCourtney
                                           Ted H. McCourtney
                                           General Partner


                                 Venrock Associates II, L.P.

November 6, 1996                       By: /s/ Ted H. McCourtney
                                           Ted H. McCourtney
                                           General Partner


November 6, 1996                                      *
                                              Peter O. Crisp
                                              General Partner

                                                      *
                                              Anthony B. Evnin
                                              General Partner

                                                      *
                                              David R. Hathaway
                                              General Partner

                                                      *
                                              Ted H. McCourtney
                                              General Partner

                                                      *
                                              Ray A. Rothrock
                                              General Partner

                                                      *
                                              Kimberley  A. Rummelsburg
                                              General Partner

                              Page 21 of 23 Pages

                                                      *
                                              Patrick F. Latterell
                                              General Partner

                                                      *
                                              Anthony Sun
                                              General Partner

*By: /s/ Ted H. McCourtney
     (Attorney-in-fact)

                              Page 22 of 23 Pages

                                 EXHIBIT INDEX

Exhibit
  No.                      Document
-------                    --------
   1 Written Agreement, dated March 29, 1996, of Venrock Associates, Venrock Associates II, L.P., Peter O. Crisp, Anthony B. Evnin, David R. Hathaway, Patrick
        F. Latterell, Ted H. McCourtney, Ray A. Rothrock, Kimberley A. Rummelsburg and Anthony Sun relating to the filing of this Statement on Schedule 13D, and any amendments thereto, as required by Rule 13d-1(f).*

   2    Series A Convertible Preferred Stock and Warrant
        Purchase Agreement, dated May 9, 1995, by and among the Company and the other parties specified therein.*

   3    Voting Agreement, dated May 9, 1995, by and among the
        Company and the other parties specified therein.*

   4 Warrant Amendment Agreement, dated January 4, 1996, by and among the Company and the other parties specified therein.*

   5 Warrant Purchase Agreement, dated January 4, 1996, by and among the Company and the other parties specified therein.*

   6    Power of Attorney, dated March 29, 1996.*

-----------------
* Previously filed.

                              Page 23 of 23 Pages